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SEC FILE NUMBER
8-70847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WISDOMTREE SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 WEST 34TH STREET, 3RD FLOOR
(No. and Street)

NEW YORK	NY	10119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Petranka Badova Radev	917-267-3741	pbadova@wisdomtree.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Jarrett Lilien, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WisdomTree Securities, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely ~~as that of a customer.~~

MARY A. ASQUINO
Notary Public, State of Connecticut
My Commission Expires April 30, 2030

Signature: 2/20/26

Title:
President

Notary Public
Signed: 2/20/26

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WisdomTree Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025
With Report of Independent Registered Public Accounting Firm

WisdomTree Securities, Inc.

Statement of Financial Condition

December 31, 2025

Contents

Report of Independent Registered Public Accounting Firm 2
Statement of Financial Condition 3
Notes to Financial Statement 4



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of WisdomTree Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WisdomTree Securities, Inc. (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.

February 20, 2026

WisdomTree Securities, Inc.

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	4,202,007
Receivable from affiliates		288,348
Prepaid expenses		21,545
Total assets	$	4,511,900

Liabilities and stockholder's equity
Liabilities

Payable to affiliates	$	276,896
Accrued expenses		65,107
Total liabilities		342,003

Stockholder's equity

Common stock, par value $0.01; 100 shares authorized; issued and outstanding: 10 at December 31, 2025		—
Additional paid-in capital		12,600,000
Accumulated deficit		(8,430,103)
Total stockholder's equity		4,169,897
Total liabilities and stockholder's equity	$	4,511,900

The accompanying notes are an integral part of this financial statement.

WisdomTree Securities, Inc.

Notes to Financial Statement

December 31, 2025

1. Organization and Description of Business

WisdomTree Securities, Inc. (the "Company") is a limited purpose broker-dealer (i.e. mutual fund retailer) registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulation Authority ("FINRA") effective November 3, 2022. The Company, which was formed on October 14, 2021, is a Delaware corporation and is wholly owned by WisdomTree, Inc. (the "Parent"). The Company's principal business involves facilitating customer transactions in and serving as the distributor for mutual funds made available on the WisdomTree Connect™ and WisdomTree Prime® platforms ("WisdomTree Digital Funds"). It is also authorized to sell shares of registered funds, including the WisdomTree Digital Funds, from its own inventory as principal.

2. Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") and in the opinion of management reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial statement. The preparation of the Company's financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date. Actual results could differ materially from those estimates.

Cash

The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits.

Receivable from and Payable to Affiliates

Receivable from and payable to affiliates balances represent amounts due from/to related parties for expenses incurred by/on behalf of the Company.

Income Taxes

The Company is a member of WisdomTree, Inc.'s (the "Parent") consolidated group that files a consolidated income tax return. Current and deferred income taxes are allocated to the Company based upon its relative contribution to the group's current and deferred income taxes. Allocated current income taxes are settled periodically with the Parent and amounts receivable and payable are recorded in Receivable from or Payable to Affiliates on the Statement of Financial Condition.

The determination of deferred tax assets and liabilities is based on the differences between the financial and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse.

Accrued Expenses

Accrued expenses are recognized when incurred.

3. Cash

All of the Company's cash balance at December 31, 2025 was held at one financial institution.

4. Receivable from and Payable to Affiliates

Pursuant to a master intercompany services agreement ("MISA") between the Company and certain of its affiliates, the Company conducts various activities with its affiliates, including but not limited to the provision/receipt of administrative and support, marketing, development, occupancy, communication and equipment services. "Expenses Allocated from Affiliates" as presented on the Statement of Operations are initially borne by those affiliates and allocated to the Company based on the stipulations of the MISA. These transactions classify as related party transactions. The Company has no direct employees.

The following table summarizes accounts receivable and payable from/to related parties which are included the receivable from/payable to affiliates balances in the Statement of Financial Condition:

	December 31, 2025
Receivable from Parent..	$ 288,348

	December 31, 2025
Payable to WisdomTree Asset Management, Inc. ("WTAM")........................	$ 38,300
Payable to WisdomTree Digital Holdings, Inc. ("WTDH")	5,781
Payable to WisdomTree Digital Movement, Inc. ("WTDM").........................	232,815
Total Payable to Affiliates	$ 276,896

The allowance for credit losses on accounts receivable from related parties is insignificant to the amounts outstanding in the table above. Amounts outstanding are generally settled in cash quarterly.

The receivable from Parent includes $288,330 of unsettled allocation of a current income tax benefit, based upon the Company's relative contribution to the Parent's consolidated income tax position.

The payables to WTAM and WTDM (wholly owned subsidiaries of the Parent) primarily include an allocation of compensation expense related to employees of WTAM and WTDM that provide administrative and support services to the Company, such as legal services, accounting, tax and financial reporting, human resources support, information technology services and other operational and management services. In addition, the payable to WTAM includes an allocation of occupancy, communications and equipment expenses and the payable to WTDM includes an allocation of development and marketing expenses – all such expenses are borne by WTAM and WTDM, as applicable, but are partially attributable to the Company. The payable to WTDH includes an allocation of public relations, research and dues and subscription expenses borne by WTDH but partially attributable to the Company.

5. Contingencies

In the normal course of business, the Company may enter into contracts that contain a variety of representations or that provide indemnification for certain liabilities. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and believes such exposure to be remote.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the Company's net capital shall not fall below 2% of aggregate debits, or $250,000. As of December 31, 2025, the Company had net capital of $3,860,004 which exceeded required net capital of $250,000 by $3,610,004 and the Company had no aggregate debits.

7. Income Taxes

There were no items giving rise to deferred income taxes during the year ended December 31, 2025.

8. Segment Information

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

All expense categories on the Statement of Operations are significant and there are no other significant segment expenses that would require disclosure. Assets provided to the CODM are consistent with those reported on the Statement of Financial Condition with particular emphasis on the Company's available liquidity.

There are no intra-entity sales or transfers and no significant expense categories regularly provided to the CODM beyond those disclosed in the Statement of Operations. The CODM manages the business using expense information, as well as regularly provided budgeted or forecasted expense information for the single operating segment.

Information related to the Company's products and services is disclosed in Note 1.

9. Subsequent Events

The Company evaluated subsequent events through February 20, 2026, the date the financial statement was available to be issued. There were no events requiring disclosure.